[Royal Group Technologies Limited logo]




                                                                  June 13, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Nili Shah
            Branch Chief

Re: Royal Group Technologies Limited ("Royal", "we" or the "Company") Form 40-F for the Fiscal Year ended December 31, 2005
      File No. 1-14242

Dear Ms. Shah:


We hereby acknowledge receipt of the comment letter dated May 19, 2006 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2005.

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face below, followed by our responses.

Note 4. Discontinued operations and asset held for sale, page 20
----------------------------------------------------------------

    1. In your response dated March 30, 2006, you included attachment 7C, which provided your analysis as to whether a number of operations met the criteria for assets held for sale and discontinued operations presentation as of September 30, 2005. Please update us on the status of each of the five operations you discuss in this attachment as of December 31, 2005. As part of your response, please update us on your consideration of paragraphs 30-37, 41-43, and 46 of SFAS 144 with respect to these five operations as of December 31, 2005.



            1 Royal Gate Blvd., Woodbridge, Ontario, Canada L4L 8Z7
                    Tel.: (905) 264-0701  Fax: (905) 264-0702

        Response:

        The following is an update on the status of each of the five operations identified by the Company as either Assets held for Sale or Discontinued Operations

        A.  BUSINESSES SOLD

        1.  Baron Metal Industries Inc. ("Baron")

            On November 22, 2005, the Company agreed to an offer made to them by CS Management Inc. (the "offeror") to purchase the shares of Baron (the "Purchase Offer") for proceeds of Cdn $27.0 million. As of December 31, 2005, the Company's investment in Baron had a carrying value of Cdn $16.6 million. There was no support to suggest that its fair value less costs to sell was lower than its carrying amount. The Company will no longer be recognizing in its ongoing operations sales from commercial steel doors and frame products into the world marketplace. This would indicate that the resultant operations and cash flows previously generated as a direct result of this type of sale will no longer be recognized into the results of operations of the Company. The Company will not have any continuing involvement with the operations after disposal. On April 7, 2006 the company completed the sale of Baron. See Appendix A for consideration of SFAS 144.

            Conclusion: Reclassify as assets held for sale at its carrying amount and apply discontinued operations treatment to results of operations.

        2.  1284825 Ontario Limited ("1284825") - 1284825 owner of Royal
            Alliance Inc. ("Gracious")

            On October 25, 2005, the Company agreed to an offer made to them by Enzo Macri Holdings Corp. and Vito Galloro Holdings Corp. (the "offerors") to purchase the shares of Gracious (the "Purchase Offer") for proceeds of Cdn $35.1 million. As of December 31, 2005, the Company's investment in Gracious had a carrying value of Cdn $68.8 million. There was support to suggest that its fair value less costs to sell was lower than its carrying amount by Cdn $33.7 million therefore a write-down on the investment was taken. The Company will no longer be recognizing in its ongoing operations sales from housewares, and garden furniture. The Company will have continuing cash flows from the disposed of operations in the form of note repayments however; these repayments are not the result of a migration or continuation of activities but are the result of providing financing terms on the sale. This would indicate that the resultant operations and cash flows previously generated as a direct result of this type of sale will no longer be recognized in to the results of operations of the Company. The Company will not have any continuing involvement with the operations after disposal. On January 12, 2006, the company completed the sale of 1284825. See Appendix A for consideration of SFAS 144.

            Conclusion: Reclassify as assets held for sale at its fair value less costs to sell and apply discontinued operations treatment to results of operations.

        3.  Ontario Water Products Inc. ("OWP")

            On January 5, 2006, the Company agreed to a draft share purchase agreement made to them by Terasen Waterworks (Supply) Inc., (the "offeror") to purchase the shares of OWP (the "Draft Share Purchase Agreement") for proceeds of Cdn $26.2 million. As of December 31, 2005, the Company's investment in OWP had a carrying value Cdn $18.3 million. There was no support to suggest that its fair value less costs to sell was lower than its carrying amount. The Company will continue to recognize in its ongoing operations revenues from distribution activities associated with water and sewer products used in the construction industry in Ontario. This would indicate that the resultant operations and cash flows previously generated as a direct result of this type of sale will continue to be recognized into the results of operations of the Company. The Company will not have any continuing involvement with the operations after disposal. On May 31, 2006, the company completed the sale of OWP. See Appendix A for consideration of SFAS 144.

            Conclusion: Reclassify as assets held for sale at its carrying amount.

        B.  BUSINESSES HELD FOR SALE

        4.  Roadex Transport Ltd. ("Roadex")

            On January 6, 2006, the Company received a proposal by Ryder Integrated Logistics (the "offerors") to enter into a Logistics Services Request for Proposal to purchase the Roadex Equipment (the "Logistics Proposal") for proceeds of Cdn $3.0 million. As of December 31, 2005, the Company's investment in Roadex had a carrying value of Cdn $2.3 million. There was no support to suggest that its fair value less costs to sell was lower than its carrying amount. The Company will continue to recognize in its ongoing operations expenditures from freight services. This would indicate that the resultant operations and cash flows previously generated as a direct result of this type of sale will continue to be recognized in to the results of operations of the Company. The Company will not have any continuing involvement with the operations after disposal. See Appendix A for consideration of SFAS 144.

            Conclusion: Reclassify as assets held for sale at its carrying amount.

        5. American Building Products Corporation ("ABP") and Royal Europa Sp.Zo.o ("Europa"), collectively ("Poland Operation")

            On January 23, 2006, the Company agreed to revisions to the original Letter of Intent provided July 25, 2005, by Bogdan Fusiek (the "offeror") to purchase the shares of ABP and Europa (the "Letter of Intent") for proceeds of US $7.6 million (Cdn $8.9 million). As of December 31, 2005, the Company's investment in Poland Operations had a carrying value of Cdn $54.9 million. There was support to suggest that its fair value less costs of sell was lower than its carrying amount by Cdn $46.0 million therefore a write-down on the investment was taken. The Company will no longer be recognizing in its ongoing operations sales from RBS products into the Poland region marketplace. This would indicate that the resultant operations and cash flows previously generated as a direct result of this type of sale will no longer be recognized into the results of operations of the Company. The Company will not have any continuing involvement with the operations after disposal. See Appendix A for consideration of SFAS144.

            Conclusion: Reclassify as assets held for sale at its fair value less costs to sell and apply discontinued operations treatment to results of operations.

Note 17. Income taxes, page 38
------------------------------

     2. We note that you increased your valuation allowance in 2005 from $1,000 to $27,002 to fully provide for your net US deferred tax assets. Please explain to us in detail the circumstances that changed in 2005 that resulted in the need for this additional valuation allowance. As part of your response, please specifically address what has changed since your letter dated January 27, 2006, which asserted the realizability of your net US deferred tax asset as of December 31, 2004.

         Response:

         In our letter dated January 27, 2006, we responded to two questions regarding our support for recording the benefit of the US losses at December 31, 2004. Our responses addressed the facts and circumstances in front of the Company at that time. There have been significant changes in the Company's circumstances since December 31, 2004 and therefore the Company's accounting for the US losses changed accordingly. The discussion below outlines the changes and their impact on the accounting treatment for the US losses.

         As noted above, there were significant changes in Company's circumstances since December 31, 2004. The changes relevant to valuing the losses are as follows: (i) During fiscal 2005, the US region incurred further losses and thereby increased the period in which the US region incurred losses by another year, (ii) As at year-end, management made the decision to unwind the US financing structure and that unwind was completed by March 15, 2006 and prior to the release of the December 31, 2005 financial statements.

         Additional Year of Losses

         In fiscal 2005, the US group recorded further losses of $26.3 million of which $11.3 million relate to the US financing structure. FAS 109
         (23) states that forming a conclusion
         that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The additional losses in 2005 extend the loss period in the US group from September 2002 to December 2005. Given the history of losses in the US group, FAS 109(23) indicates that it will be very difficult to conclude that a valuation allowance is not needed in respect of US tax attributes.

         Change in Tax Planning Strategies

         At the time of our previous response dated January 27, 2006, the Company had a significant loan made to the US group under a financing structure. Due to annual maintenance, income tax and related compliance costs, at fiscal year end 2005, management had made the decision to unwind the financing structure. In our previous response we noted that if the Company were to adopt the strategy to forgive the loan, sufficient taxable income would arise in the US group and that such income would consume the ordinary business losses in the US. The financing structure was unwound on March 15, 2006 and the inter-company loan was contributed to the capital of the US group. The unwind was completed without creating any Canadian or US taxable income. As a consequence, the Company no longer has any prudent and feasible tax-planning strategies to utilize the US losses. Thus the arguments under FAS 109(22) that were available to the Company at December 31, 2004 could no longer be made and the Company did not have a tax-planning strategy that could result in the entire consumption of the US losses.

         Quantifying the Impact of Changes in Circumstance

         FAS 109(25) states that the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which such evidence can be objectively verified. As communicated to you in our prior letters, the US group owns appreciated land and buildings that if sold, could result in taxable income to the group. This continues to be viewed as positive evidence. The amount of the expected gain on the sale of all appreciated property as previously represented to you was approximately US$24,659,606. However, it is unclear that at this time that the Company is willing to sell the appreciated US real estate because the real estate is currently used to house the Company's US business.

         Given that the only positive objective evidence identified was not substantial when weighed against the negative evidence, the Company concluded that a valuation allowance should be taken. Given that the negative objective evidence substantially outweighs the positive, it was reasonable to take a substantial valuation allowance against the favourable US timing differences. The US net tax asset is comprised of a future tax liability in respect of differences between book and tax cost and a future tax asset related to losses and other timing differences. In addition, the future tax liabilities will reverse in the periods that the future tax assets will expire reducing the US future tax asset to nil.

         Therefore the Company took the position that amount of the valuation allowance should be equal to the amount of the net US tax asset.



Note 18. Segment reporting data, page 41
----------------------------------------

     3. We note that your chief operating decision maker evaluates performance based on pre-tax earnings before amortization and interest. Please disclose this profit and loss measure by segment in future filings. See paragraph 29 of SFAS 131.

         Response:

         Effective June 30, 2006, the Company will disclose pre-tax earning before amortization and interest as part of the segment reporting data.

     4. We note your response to prior comment 3 in our letter dated April 12, 2006. Please be advised of the following:

         o In determining operating segments, we expect companies to consider the total mix of information received by the chief operating decision maker (CODM). We would further expect that if a CODM receives information regarding a portion of the company, he uses it in some form to assess performance and allocate resources. Accordingly, we would consider custom window profiles, interior and exterior mouldings, pipes and fittings, building systems, deck fence & railing, and outdoor storage to each represent and operating segment.
         o In determining whether your operating segments are economically similar for the purposes of aggregating into one reportable segment, you should consider only historical economic indicators based on the guidance in paragraph 74 of SFAS 131, which specially precludes the use of expectations of long-term economic performance.
         o With respect to the aggregation of custom window profiles with interior and exterior mouldings, we expect you to continue to re-evaluate the aggregation of these two operating segments in future periods. If, in the future, your actual revenue growth for these two operating segments trend in a materially different manner or if gross margin percentages and changes in gross margin percentages are materially different from your projections, we expect separate presentation of these two operating segments.
         o With respect to the aggregation of deck fence & railing with outdoor storage, we caution you that, based on your projections of gross margin percentages and changes in gross margin percentages, these two operating segments appear to be diverging in future years such that they do not appear to be economically similar. Accordingly, separate presentation of these two operating segments in the future may be warranted.

         o With respect to the aggregation of pipes and fittings with building systems, we note that you will separately present building systems if it becomes material. Accordingly, we have no further comments at this time. Please note that we will continue to monitor each of the points above and may have comments in this area in the future.

            Response:

            The company will continue to monitor each of these issues and will make the necessary adjustments when the situation warrants.

     5. We have reviewed your response to comment 5 in our letter dated April 12, 2006, as well as your revised segment disclosures in your 2005 Form 40-F. We note that your market capitalization continues to remain below the book value of your equity. In response 3 of your letter dated October 27, 2005, you cite four reasons your market capitalization is less than the book value of your equity. However, despite new management, new corporate governance, and the elimination of the multiple voting share structure, this continuing difference suggests an impairment charge may be warranted. In addition, we note a decline in consolidated operating income and operating cash flows, as well as a decline in the revenues and gross profit of the majority of your reportable segments.

         Accordingly, please provide us with an impairment analysis for each reporting unit as of year-end that supports your estimate that goodwill was recoverable for each one of your components. In addition, please summarize the following for us:
         o  The amount of goodwill at each reporting unit at December 31, 2005.
         o The estimated fair value and the carrying amount of each reporting unit as of December 31, 2005.
         o Your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for each of your reporting units, as well as your basis for the assumptions used. Your response should reconcile and explain, in detail, any differences between your projected growth rates in revenues and cash flows. Please also be advised that these assumptions should be consistent with those used for internal planning purposes. Accordingly, please address why your projections indicate recoverability of your goodwill, but at the same time, indicate that your deferred tax asset is no longer realizable.
         o A sensitivity analysis showing the effect of a 1% change in each of these assumptions.

            Response:

            Attached in Appendix B is the information you have requested above, including our calculation of the Enterprise Value (Fair Market Value) of each reporting unit and our Goodwill Impairment Analysis of Each Reporting Unit.

            The impairment analysis at December 31, 2005 is based on the Company's new segments adopted for fiscal 2005 and management's strategic plan developed in 2005. The assumption used in the calculation of the reporting units enterprise value (fair market value) are based on management's new strategic plan developed in 2005 and the new segments adopted for 2005. These are consistent with the assumptions used by management for internal planning purposes. These assumptions differ from our historical rates for growth in revenues and cash flows due to the fact that they are based on changes planned in the businesses as a result of management's restructuring and improvements identified in the new strategic plan.

            Projections used in the Company's goodwill impairment test are based on the results of the total company, including both Canada and the U.S. operations, and a 5-year time period. The assumptions and projections used in determining that the Company's deferred tax asset is no longer realizable are based on the results of the U.S. operations only and the requirements of FAS 109. This includes negative evidence such as cumulative actual losses in recent years and actions available to us in prior periods to utilize the deferred tax assets that are no longer available to the Company. This is discussed further in Item 2 of this response letter.

            Appendix B includes the revised fair market value of each reporting unit based on a 1% change in the discount rate used, as requested above.

                                    * * * * *

We would like to express our appreciation to the Staff for providing their comments and reviewing our responses.

Sincerely,




/s/ James G. Lawn


James G. Lawn
Chief Financial Officer



Attachments



cc:   Scott Bates, Royal Group Technologies Limited
      Audit Committee, Royal Group Technologies Limited
      Gus Rodriguez, Securities and Exchange Commission
      Jennifer Mazin, Shearman & Sterling LLP
      Scott Wetmore, KPMG LLP

     Appendix A - Consideration of SFAS 144
     Period End December 31, 2005


BALANCE SHEET - LONG-LIVED ASSETS TO BE DISPOSED OF BY SALE

A1. Recognition Criteria

Financial Accounting Standard ("FAS") Section 144 Paragraph 30- A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

     -------------------------------------------------------------------------------------------------
     Criteria                                   Baron      Gracious   OWP        Roadex     Poland
     -------------------------------------------------------------------------------------------------
 (a) management, having the authority to        YES        YES        YES        YES        YES
     approve the action, commits to a plan to
     sell the asset (disposal group);
     ---------------------------------------------------------------------------------------------
 (b) the asset (disposal group) is available    YES        YES        YES        YES        YES
     for immediate sale in its present
     condition subject only to terms that are
     usual and customary for sales of such
     assets (disposal groups);
     ---------------------------------------------------------------------------------------------
 (c) an active program to locate a buyer and    YES        YES        YES        YES        YES
     other actions required to complete the
     plan to sell the asset (disposal group)
     have been initiated;
     ---------------------------------------------------------------------------------------------
 (d) the sale of the asset (disposal group)     YES        YES        YES        YES        YES
     is probable, and transfer of the asset
     (disposal group) is expected to qualify
     for recognition as a completed sale,
     within one year, except as permitted by
     paragraph 31;
     ---------------------------------------------------------------------------------------------
 (e) the asset (disposal group) is being        YES        YES        YES        YES        YES
     actively marketed for sale at a price
     that is reasonable in relation to its
     current fair value; and
     ---------------------------------------------------------------------------------------------
 (f) actions required to complete the plan      YES        YES        YES        YES        YES
     indicate that is  unlikely that
     significant changes to the plan will be
     made or that the plan will be withdrawn.
     ---------------------------------------------------------------------------------------------

FAS Section 144 Paragraph 31 - Events or circumstances beyond an entity's control may extend the period required to complete the sale of a long-lived asset (disposal group) beyond one year.

FAS Section 144 Paragraph 32 - A long-lived asset (disposal group) that is newly acquired and that will be sold rather than held and used shall be classified as held for sale at the acquisition date only if the one-year requirement in paragraph 30(d) is met and any other criteria in paragraph 30 that are not met at that date are probable of being met within a short period following the acquisition (usually within three months).

     Appendix A - Consideration of SFAS 144
     Period End December 31, 2005


FAS Section 144 Paragraph 33 - If the criteria in paragraph 30 are met after the balance sheet date but before issuance of the financial statements, a long-lived asset shall continue to be classified as held and used in those financial statements when issued.

     -------------------------------------------------------------------------------------------------
     Criteria                                   Baron      Gracious   OWP        Roadex     Poland
     -------------------------------------------------------------------------------------------------
P31  Completion of sale likely to extend        NO - sold  NO - sold  NO - sold  NO         NO
     beyond one year?                           in 2006    in 2006    in 2006
     -------------------------------------------------------------------------------------------------
P32  Newly acquired?                            NO         NO         NO         NO         NO
     -------------------------------------------------------------------------------------------------
P33  Criteria met after balance sheet date?     No -       NO -       NO -       NO -       NO -
                                                prior to   prior to   prior to   prior to   prior to
     -------------------------------------------------------------------------------------------------

B1. Measurement Criteria

FAS Section 144 Paragraph 34 - A long-lived asset (disposal group) classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell.

FAS Section 144 Paragraph 35 - Costs to sell are the incremental direct costs to transact a sale, that is, the costs that result directly from and are essential to a sale transaction and that would not have been incurred by the entity had the decision to sell not been made.

FAS Section 144 Paragraph 36 - The carrying amounts of any assets that are not covered by this Statement, including goodwill, that are included in a disposal group classified as held for sale shall be adjusted in accordance with other applicable generally accepted accounting principles prior to measuring the fair value less costs to sell of the disposal group.


FAS Section 144 Paragraph 37 - A loss shall be recognized for any initial or subsequent write-down to fair value less cost to sell.

     -------------------------------------------------------------------------------------------------
     Criteria                                   Baron      Gracious   OWP        Roadex     Poland
     -------------------------------------------------------------------------------------------------
P34  Investment - Lower of its carrying         Carrying   Fair       Carrying   Carrying   Fair
     amount or fair value less costs to sell.   amount     value      amount     amount     value
     -------------------------------------------------------------------------------------------------
P35  Costs to sell?                             YES        YES        YES        YES        YES
     -------------------------------------------------------------------------------------------------
P36  Carrying amount of other assets            NO         YES -      NO         NO         YES -
     adjusted?                                             goodwill                         goodwill
     -------------------------------------------------------------------------------------------------
P37  Initial or subsequent write-down to fair   NO - sold  YES -      NO - sold  NO -       YES - fair
     value?                                     April 7,   sold       May 31,    March 31,  value -
                                                2006.      January    2006.      2006 -     March 31,
                                                           12, 2006.             Offer Cdn  2006 -
                                                                                 $3.0       Offer Cdn
                                                                                 million,   $8.0
                                                                                 Investment million,
                                                                                 Cdn $2.0   Investment
                                                                                 million.   Cdn $53.9
                                                                                            million.
     -------------------------------------------------------------------------------------------------

REPORTING DISCONTINUED OPERATIONS

C1. Recognition Criteria

FAS Section 144 Paragraph 41 - For the purposes of this Statement, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

     -------------------------------------------------------------------------------------------------
     Criteria                                   Baron      Gracious   OWP        Roadex     Poland
     -------------------------------------------------------------------------------------------------

                                   Page 2 of 4

P41  Entity a component?                        YES        YES        YES        YES        YES
     -------------------------------------------------------------------------------------------------

Appendix A - Consideration of SFAS 144
Period End December 31, 2005


FAS Section 144 Paragraph 42 - The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met:

     -------------------------------------------------------------------------------------------------
     Criteria                                   Baron      Gracious   OWP        Roadex     Poland
     -------------------------------------------------------------------------------------------------
 (a) the operations and cash flows of the       YES        YES        NO         NO         YES
     component have been (or will be)
     eliminated from the ongoing operations
     of the entity as a result of the
     disposal transaction; and
     -------------------------------------------------------------------------------------------------
 (b) the entity will not have any significant   YES        YES        YES        YES        YES
     continuing involvement in the operations
     of the component after the disposal
     transaction.
     -------------------------------------------------------------------------------------------------

FAS Section 144 Paragraph 43 -

     -------------------------------------------------------------------------------------------------
     Criteria                                   Baron      Gracious   OWP        Roadex     Poland
     -------------------------------------------------------------------------------------------------
     In a period in which a component of an     YES        YES        N/A        N/A        YES
     entity either has been disposed of or is
     classified as held for sale, the income
     statement of a business enterprise for
     current and prior periods shall report
     the results of operations of the
     component, including any gain or loss
     recognized in accordance with paragraph
     37, in discontinued operations.
     -------------------------------------------------------------------------------------------------

FAS Section 144 Paragraph 46 -

     -------------------------------------------------------------------------------------------------
     Criteria                                   Baron      Gracious   OWP        Roadex     Poland
     -------------------------------------------------------------------------------------------------
     A long-lived asset classified as held      YES        YES        YES        YES        YES
     for sale shall be presented separately
     in the statement of financial position.
     -------------------------------------------------------------------------------------------------
     The assets and liabilities of a disposal   YES        YES        YES        YES        YES
     group classified as held for sale shall
     be presented separately in the asset and
     liability sections, respectively, of the
     statement of financial position. Those
     assets and liabilities shall not be
     offset and presented as a single amount.
     -------------------------------------------------------------------------------------------------
     The major classes of assets and            Notes to   Notes to   Notes to   Notes to   Notes to
     liabilities classified as held for sale    financial  financial  financial  financial  financial
     shall be separately disclosed either on    statement  statement  statement  statement  statement
     the face of the statement of financial     (4A)       (4A)       (4B)       (4B)       (4A).
     position or in the notes to financial
     statements.
     -------------------------------------------------------------------------------------------------

APPENDIX B

ROYAL GROUP TECHNOLOGIES LIMITED
GOODWILL IMPAIRMENT ANALYSIS OF REPORTING UNITS


All figures are based on numbers and calculations as at December 31, 2005 (in thousands of Canadian dollars)

                                       Interior &                          Deck,             Window
                               Custom    Exterior  Building  Construction  Fence &  Outdoor  Covering
Name of Reporting Unit       Profiles   Mouldings   Product      Products  Railing  Storage  Products  Materials  Support     Total
                             --------  ----------  --------  ------------  -------  -------  --------  ---------  -------  --------
Book Value of Goodwill (1)     88,736      20,592    20,248        20,342    7,552    6,335    11,824      9,400    9,326    194,355

Carrying Value (2)            335,806      77,620   129,481       186,191   44,221   43,676   120,972    138,561   28,642  1,405,170

Estimated Fair Value          822,000     231,000   227,000       228,000   85,000   71,000   133,000    298,000  294,000  2,389,000

                                                                                                                      (6)

Assumptions:

Discount Rate (3)              11.07%      11.07%    11.07%        11.07%   11.07%   11.07%    11.07%     11.07%   11.07%

Final Year EBITDA Multiplier      6.0         6.0       6.0           6.0      6.0      6.0       6.0        6.0      6.0

Net Free Cash Flow - 5 year
 (4,5)
   2006                        55,300       3,800    11,000         9,500   (5,900)  (7,600)    3,000     33,100   31,900    134,100
   2007                        77,700      10,100    20,500        22,300    5,900   (2,000)   12,500     35,800   46,000    228,800
   2008                        86,500      22,100    22,500        27,300   11,400    9,900    15,600     34,500   37,000    266,800
   2009                        85,000      22,600    24,900        25,900   10,600   10,500    14,900     30 600   37,500    262,500
   2010                        89,000      23,500    25,400        26,900   11,000   10,800    15,500     32,100   39,100    273,300

Sensitivity Analysis -
Estimated Fair Value based
on a discount rate of 12.0%:  793,000     222,000   219,000       220,000   81,000   68,000   128,000    288,000  285,000  2,304,000


Notes:

(1) Goodwill of the old segments has been allocated to the new segments based on the relative estimated fair values of the new segments as at December 31, 2005.

(2) Invested Capital is used as a basis for determining carrying value for the purposes of goodwill impairment test.

(3) This is the mid-point in the range of discount rates calculated.

(4) Annual net free cash flows is based on 12 month fiscal year ending December 31.

(5) The starting point for the calculation of net free cash flow is EBITDA.
     2006 - 2009 EBITDA based on original forecast adjusted for various initiatives developed through the strategic planning process. EBITDA growth rate for 2010 is 5%. Growth rate for capital spending after 2008 is 3%. 2006 - 2009 growth rate for net free cash flow varies for each reporting unit due to other variables used in determining this calculation, such as the allocation of depreciation, capital expenditures and changes in working capital.

(6) While the Invested Capital exceeds the estimated FMV of the Support Reporting Unit (primarily Real Estate), the Company has recently had a valuation done on its real estate portfolio, which valued them at $624.8 million. In addition, several properties have been sold in 2006 and all have been sold at values comparable to the market prices as per the recent valuation.


                         Appendix B Goodwill Impairment                   Page 1

APPENDIX B

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
Custom Profiles
---------------------------------------


Net free cash flow (FCF)                 $   55.3    $   77.7    $   86.5    $   85.0    $   89.0


Final year EBITDA                                                                        $  151.5
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0           0           0    $    909
                                                                                        ==========

Final year EBITDA                                                                           151.5
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0           0           0    $    758
                                                                                        ==========

Final year EBITDA                                                                           151.5
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0           0           0    $  1,061
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $    293    $    284    $    277
Present value of terminal value                           564         538         516
                                                            0           0           0
                                                  -----------------------------------
                                                     $    857    $    822    $    793
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $    763    $    857    $    951
                                                                ----------
                                      11.07%         $    733    $    822    $    912
                                                                ----------
                                      12.00%         $    707    $    793    $    879
                                 ----------------------------------------------------



                          Appendix B Enterprise Value                     Page 1

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
Mouldings
---------------------------------------


Net free cash flow (FCF)                 $    3.8    $   10.1    $   22.1    $   22.6    $   23.5

Final year EBITDA                                                                        $   49.1
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0           0           0    $    295
                                                                                        ==========

Final year EBITDA                                                                        $   49.1
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0           0           0    $    246
                                                                                        ==========

Final year EBITDA                                                                        $   49.1
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0           0           0    $    344
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $     58    $     56    $     55
Present value of terminal value                           183         174         167
                                                            0           0           0
                                                  -----------------------------------
                                                     $    241    $    231    $    222
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $    211    $    241    $    272
                                                                ----------
                                      11.07%         $    202    $    231    $    260
                                                                ----------
                                      12.00%         $    194    $    222    $    250
                                 ----------------------------------------------------


                          Appendix B Enterprise Value                     Page 2

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
Building Product Segment
---------------------------------------


Net free cash flow (FCF)                 $   11.0    $   20.5    $   22.5    $   24.9    $   25.4

Final year EBITDA                                                                        $   43.0
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0           0           0    $    258
                                                                                        ==========

Final year EBITDA                                                                        $   43.0
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0           0           0    $    215
                                                                                        ==========

Final year EBITDA                                                                        $   43.0
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0           0           0    $    301
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $     77    $     74    $     72
Present value of terminal value                           160         153         146
                                                            0           0           0
                                                  -----------------------------------
                                                     $    237    $    227    $    219
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $    210    $    237    $    263
                                                                ----------
                                      11.07%         $    201    $    227    $    201
                                                                ----------
                                      12.00%         $    194    $    219    $    194
                                 ----------------------------------------------------


                          Appendix B Enterprise Value                     Page 3

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
Construction Products Segment
---------------------------------------


Net free cash flow (FCF)                 $    9.5    $   22.3    $   27.3    $   25.9    $   26.9

Final year EBITDA                                                                        $   41.8
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0           0           0    $    251
                                                                                        ==========

Final year EBITDA                                                                        $   41.8
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0           0           0    $    209
                                                                                        ==========

Final year EBITDA                                                                        $   41.8
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0           0           0    $    293
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $     82    $     80    $     78
Present value of terminal value                           156         148         142
                                                            0           0           0
                                                  -----------------------------------
                                                     $    238    $    228    $    220
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $    212    $    238    $    264
                                                                ----------
                                      11.07%         $    203    $    228    $    253
                                                                ----------
                                      12.00%         $    196    $    220    $    244
                                 ----------------------------------------------------


                          Appendix B Enterprise Value                     Page 4

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
DFR
---------------------------------------


Net free cash flow (FCF)                 $   (5.9)   $    5.9    $   11.4    $   10.6    $   11.0

Final year EBITDA                                                                        $   17.8
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0           0           0    $    107
                                                                                        ==========

Final year EBITDA                                                                        $   17.8
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0           0           0    $     89
                                                                                        ==========

Final year EBITDA                                                                        $   17.8
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0           0           0    $    125
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $     22    $     21    $     21
Present value of terminal value                            66          63          61
                                                            0           0           0
                                                  -----------------------------------
                                                     $     89    $     85    $     81
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $     78    $     89    $    100
                                                                ----------
                                      11.07%         $     74    $     85    $     95
                                                                ----------
                                      12.00%         $     71    $     81    $     91
                                 ----------------------------------------------------


                          Appendix B Enterprise Value                     Page 5

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
Outdoor Storage
---------------------------------------


Net free cash flow (FCF)                 $   (7.6)   $   (2.0)   $    9.9    $   10.5    $   10.8

Final year EBITDA                                                                        $   16.6
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0          0            0    $    100
                                                                                        ==========

Final year EBITDA                                                                        $   16.6
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0          0            0    $     83
                                                                                        ==========

Final year EBITDA                                                                        $   16.6
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0          0            0    $    116
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $     13    $     12    $     11
Present value of terminal value                            62          59          57
                                                            0           0           0
                                                  -----------------------------------
                                                     $     75    $     71    $     68
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $     64    $     75    $     85
                                                                ----------
                                      11.07%         $     61    $     71    $     81
                                                                ----------
                                      12.00%         $     59    $     68    $     77
                                 ----------------------------------------------------


                          Appendix B Enterprise Value                     Page 5

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
Window Coverings
---------------------------------------


Net free cash flow (FCF)                 $    3.0    $   12.5    $   15.6    $   14.9    $   15.5

Final year EBITDA                                                                        $   25.2
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0           0           0    $    151
                                                                                        ==========

Final year EBITDA                                                                        $   25.2
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0           0           0    $    126
                                                                                        ==========

Final year EBITDA                                                                        $   25.2
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0           0           0    $    176
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $     45    $     43    $     42
Present value of terminal value                            94          89          86
                                                            0           0           0
                                                  -----------------------------------
                                                     $    138    $    133    $    128
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $    123    $    138    $    154
                                                                ----------
                                      11.07%         $    118    $    133    $    147
                                                                ----------
                                      12.00%         $    113    $    128    $    142
                                 ----------------------------------------------------


                          Appendix B Enterprise Value                     Page 7

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
Material
---------------------------------------


Net free cash flow (FCF)                 $   33.1    $   35.8    $   34.5    $   30.6    $   32.1

Final year EBITDA                                                                        $   49.3
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0           0           0    $    296
                                                                                        ==========

Final year EBITDA                                                                        $   49.3
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0           0           0    $    246
                                                                                        ==========

Final year EBITDA                                                                        $   49.3
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0           0           0    $    345
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $    126    $    123    $    120
Present value of terminal value                           184         175         168
                                                            0           0           0
                                                  -----------------------------------
                                                     $    310    $    298    $    288
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $    279    $    310    $    341
                                                                ----------
                                      11.07%         $    269    $    298    $    327
                                                                ----------
                                      12.00%         $    260    $    288    $    316
                                 ----------------------------------------------------


                          Appendix B Enterprise Value                     Page 8

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
Other
---------------------------------------


Net free cash flow (FCF)                 $   31.9    $   46.0    $   37.0    $   37.5    $   39.1

Final year EBITDA                                                                        $   43.3
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0           0           0    $    260
                                                                                        ==========

Final year EBITDA                                                                        $   43.3
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0           0           0    $    216
                                                                                        ==========

Final year EBITDA                                                                        $   43.3
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0           0           0    $    303
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $    145    $    141    $    138
Present value of terminal value                           161         154         147
                                                            0           0           0
                                                  -----------------------------------
                                                     $    306    $    294    $    285
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $    279    $    306    $    333
                                                                ----------
                                      11.07%         $    269    $    294    $    320
                                                                ----------
                                      12.00%         $    260    $    285    $    309
                                 ----------------------------------------------------


                          Appendix B Enterprise Value                     Page 9

ROYAL GROUP TECHNOLOGIES LIMITED
ENTERPRISE VALUE
($ Millions)

                                             2006        2007        2008        2009        2010
Total Segments
---------------------------------------


Net free cash flow (FCF)                 $  134.1    $  228.9    $  266.9    $  262.5    $  273.3

Final year EBITDA                                                                        $  437.6
EBITDA multiplier                                                                             6.0
                                                                                        ----------
                                                0           0           0           0    $  2,626
                                                                                        ==========

Final year EBITDA                                                                        $  437.6
EBITDA multiplier                                                                             5.0
                                                                                        ----------
                                                0           0           0           0    $  2,188
                                                                                        ==========

Final year EBITDA                                                                        $  437.6
EBITDA multiplier                                                                             7.0
                                                                                        ----------
                                                0           0           0           0    $  3,063
                                                                                        ==========

                                                  -----------------------------------
Weighted Cost of Capital/Discount rates                10.00%      11.07%      12.00%
                                                  -----------------------------------

Enterprise Value:                                    Terminal value multiplier of 6
Present value of 5 year cash flow                    $    861    $    835    $    814
Present value of terminal value                         1,630       1,553       1,490
                                                            0           0           0
                                                  -----------------------------------
                                                     $  2,491    $  2,388    $  2,304
                                                  ===================================


                                 Enterprise Value:
                                 ----------------------------------------------------
                                                         Terminal value multiplier
                                  Discount rates        5.0         6.0         7.0
                                 ----------------------------------------------------
                                      10.00%         $  2,219    $  2,491    $  2,763
                                                                ----------
                                      11.07%         $  2,130    $  2,388    $  2,647
                                                                ----------
                                      12.00%         $  2,056    $  2,304    $  2,552
                                 ----------------------------------------------------


                          Appendix B Enterprise Value                    Page 10